Diversified Realty, Inc.
128 Second Street South
Great Falls, MT   59405

May 18, 2005


U.S. Securities and Exchange Commission
Washington, DC   20549

Attention:  Matthew Maulbeck
	    Staff Accountant

RE:	    Diversified Realty, Inc.
	    Comments on Form 8-K filed April 27, 2005
	    File No. 0-02864

Dear Matthew,

Please accept this document in response to your comments regarding the Form 8-K filed April 27, 2005, for
Diversified Realty, Inc. (File No. 0-02864)

1.  Comment:
    Revise to provide all information required by Item
    304(a)(1)(v) of Regulation S-K, regarding your former auditor's assertion that the Company "did not maintain certain supporting documents nor was the company's internal control adequate." Specifically, provide a detailed description of the documents that were not maintained, the inadequacies in your internal control, and the amounts, if any. Also, tell us in what period these reportable events occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event;
    and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct this reportable event.

    Response:
    Form 8-K has been revised (now Form 8-K/A) to include a description of the specific documents not maintained, the inadequacy of internal control, the amounts voluntarily adjusted and the periods in which these reportable events occured. The former auditors did not specifically identify which credit card purchases were in question or provide us the opportunity to obtain the documentation regarding the charges. The 8-K/A discloses that the Company does not plan to restate prior periods, but will include these adjustments in the 10-KSB and annual report to shareholders for the period ending December 31, 2004. The 8-K/A also discusses the action taken, the change in procedures, and planned course of action to correct deficiencies.

2.  Comment:
    Provide us with any letter or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

    Response:
    The letters of communication to and from the former accountants are identified as exhibits following the responses to the comments:
    (2a) March 2, 2005 Letter from Anderson ZurMuehlen & Co., P.C. to the Board of Directors of Diversified Realty, Inc.
    (2b) March 2, 2005 Material Weakness letter from Anderson ZurMuehlen & Co., P.C. to the Board of Directors of Diversified Realty, Inc.
    (2c) March 19, 2005 Letter from Anderson ZurMuehlen & Co., P.C. follow up to March 2, 2005 conversation
    (2d) April 22, 2005 Resignation letter from Anderson
         ZurMuehlen & Co., P.C.

3.  Comment:
    Please provide us with a schedule of your quarter end adjustments to close the books, or adjustments recorded in connection with or as a result of the reviews for the quarters ended March 31, June 30, and September 30, 2004. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

    Response:
    There were no quarter end adjustments made as a result of the reviews for the periods ending March 31, June 30, and September 30, 2004.

4.  Comment:
    When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

    Response:
    A new accountant has not yet been engaged. The Company is aware of the requirement to file a new Form 8-K upon engagement, and will include disclosures relating to consultations with the new accountants through the date of engagement.

5.  Comment:
    Supplementally, please tell us in detail how management came to the conclusion that your disclosure controls were effective at the end of third quarter. This is inconsistent with the fact that while performing the year end audit, your auditor came to the conclusion that your internal controls were not effective.

    Response:
    During the 2003 audit, the former auditors did not find any material weaknesses in internal control or issue a letter of material weakness. In addition, no comments regarding deficiencies in internal control were received during the 2004 quarterly reviews. Since, in our opinion, no reportable changes in accounting principles and/or accounting procedures took place during 2004, Diversified Realty came to the conclusion that internal controls were adequate during 2004. The audit field work did not take place until March of 2005. At that time, our prior independent accounting firm notified the Company, that in it's opinion, the Company had certain inadequacies in internal controls.

I, Paul J. McCann, Chief Executive Officer, acknowledge the following:

    *Diversified Realty, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

    *Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    *Diversified Realty, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

s/Paul J. McCann
Paul J. McCann, Chief Executive Officer


(EXHIBIT 2a)
Letter from Anderson ZurMuehlen & Co., P.C. to the
Board of Directors of Diversified Realty, Inc.

[ANDERSON ZURMUEHLEN & CO., P.C. LETTERHEAD]
AZ & COMPANY [LOGO]
DISCOVERY BLOCK
828 GREAT NORTHERN BOULEVARD
P.O. BOX 1040  HELENA, MT   59624-1040

Board of Directors
Diversified Realty, Inc.
110 2nd Street South
Great Falls, MT   59405

This letter is intended to inform the Board of Directors of Diversified Realty, Inc. about significant matters related to the conduct of the annual audit so that it can appropriately discharge its oversight responsibility, and that we comply with our professional responsibilities to the Board of Directors.

In addition to our report on your financial statements, we have provided under separate cover a letter, dated March 2, 2005, concerning material weaknesses in internal control that we noted during our engagement to audit of the Company's financial statements for the year ended December 31, 2004.

The following summarizes various matters that must be communicated to you under professional and regulatory standards.

THE AUDITOR'S RESPONSIBILITY UNDER PROFESSIONAL STANDARDS

Our engagement to audit the financial statements of Diversified Realty, Inc. for the year ended December 31,
2004, was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. However, we were unable to perform our audit due to a lack of internal controls and supporting documentation as noted in the material weakness letter dated March 2, 2005 and have issued a disclaimer of opinion on the December 31, 2004 financial statements.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. We did not note any significant estimates that are included in Diversified Realty, Inc.'s financial statements.

AUDIT ADJUSTMENTS

As we were unable to complete our audit of the December 31, 2004 financial statements, there were no audit adjustments made to the original trial balance presented to us.

UNCORRECTED MISSTATEMENTS

We were unable to complete our audit of December 31, 2004 financial statements and, therefore, we did not accumulate any uncorrected misstatements that were determined by management to be immaterial, both individually and in aggregate, to the financial statements taken as a whole.

ACCOUNTING POLICIES AND ALTERNATIVE TREATMENTS

Adoption of, or Change in, Accounting Policies
Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period which should be brought to your attention for approval.

Significant or Unusual Transactions
We did not identify any significant or unusual trans-actions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus as we were unable to perform our audit of the December 31, 2004 financial statments.

Critical Accounting Policies and Practices
The primary responsibility for establishing the Company's critical accounting policies and practices applied in its financial statments rests with management. We did not evaluate the Company's critical accounting policies and practices applied in its financial statments as we were unable to complete our audit of the financial statements.

Alternative Treatments Discussed with Management
We did not discuss with management any alternative treatments within generally accepted accounting principles for accounting policies and practices related to material items during the current audit period.

Quality of Accounting Principles
We did not evaluate the quality of the Company's accounting principles as we were unable to complete our audit of the 2004 financial statements due to a lack of internal controls and supporting docu-mentation.

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED
FINANCIAL STATEMENTS

Our responsibility for other information in documents containing the Company's financial statements and our auditor's report does not extend beyond the financial information referred to in our auditor's report. However, we read the Company's Form 10-KSB and annual report to share-holders for consistency with information in the financial statements. We have provided our comments to management. We are not aware of other documents that contain the financial statements.

DISAGREEMENTS WITH MANAGEMENT

We encountered no significant disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit or significant disclosures to be included in the financial statements.

CONSULTATIONS WITH OTHER ACCOUNTANTS

We are not aware of any consultations management had with other accountants about accounting or auditing matters, other than consultations with Mike Dwyer, CPA regarding SOX 404 implementation.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We did not encounter any difficulties in dealing with management relating to the performance of our engagement.

FEES

During the period covering the fiscal years ended
December 31, 2004 and 2003 Anderson ZurMuehlen &
Co., P.C. performed the following professional services:

                                2004       2003
Audit Fees                    $11,000    $ 9,000
Audit-Related Fees            $ 3,000    $     0
Tax Fees                      $     0    $     0
All Other Fees                $     0    $     0

Audit Fees
The aggregate fees billed for our engagement to audit the Company's annual financial statements for fiscal year 2004 are estimated to be $11,000, while aggregate fees billed for the year 2003 were $9,000.

Audit-Related Fees
The Company was billed $3,000 for our review of the three 10QSB's filed with the Securities and Exchange
Commission.

Tax Fees
The Company files a consolidated income tax return with its parent, M Corp, and tax return fees are paid by the parent company.

Other Fees
There were no other fees paid by the Company to Anderson
ZurMuehlen & Co., P.C.

MATERIAL WRITTEN COMMUNICATIONS BETWEEN MANAGEMENT AND
OUR FIRM

Pursuant to SEC rules, copies of all material written communications between our firm and the management of the Company must be provided to the Board of Directors prior to the filing of the auditor's report with the Securities and Exchange Commission. Copies of such communications are attached to this letter.

CLOSING

We will be pleased to respond to any questions you have about the foregoing. We appreciate the opportunity to provide professional services to Diversified Realty, Inc.

This report is intended solely for the information and use of the Board of Directors and management and is not intended to be and should not be used by anyone other than the specified parties.



s/Anderson ZurMuehlen & Co., P.C.

Helena, Montana
March 2, 2005

(EXHIBIT 2b)
March 2, 2005 Material Weakness letter from Anderson
ZurMuehlen & Co., P.C. to the Board of Directors of Diversified Realty, Inc.

[ANDERSON ZURMUEHLEN & CO., P.C. LETTERHEAD]
AZ & COMPANY [LOGO]
DISCOVERY BLOCK
828 GREAT NORTHERN BOULEVARD
P.O. BOX 1040  HELENA, MT   59624-1040

To the Board of Directors
Diversified Realty, Inc.
110 2nd Street South
Great Falls, MT   59405

During our engagement to conduct an audit of the financial statements of Diversified Realty, Inc.
(the Company), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate. However, we noted the following matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

Control Environment-Lack of Board Oversight
The Company does not currently have an active Board of Directors or Audit Committee. The Board of Directors meets approximately once each year when the CEO decides it is necessary. Board packets are not mailed to the directors prior to the meetings. The Board consists of only one member that is not related to the CEO.

Control Environment-Lack of Board Members Signatures on SEC Filings
The Board of Directors is not currently signing all of the SEC filings before they are filed. Currently the CFO is currently typing the Board members names into the SEC filings without receiving an original signed copy from each Board Member.

Separation of Duties-Lack of Accounting Department Staff
The Accounting Department of the Company consists of one employee. She is responsible for performing the daily accounting for the Company, as well as, for a multitude of other related companies owned and operated by the majority stockholder. She is also responsible for preparing monthly financial statements and all SEC filings.
In addition to performing the accounting for all of the related companies, she also reconciles the personal bank accounts of the stockholder and related family trusts.

This is too much responsibility for any one person to have in a public company. The Company has not been able to keep up with all the new regulations and implement new requirements, such as, Sarbanes Oxley Section 404. With all of the changes occurring in the public arena, it is necessary for the Company to have an adequate accounting staff to monitor and implement all of the new regulations.

Adequate books and records-Lack of Adequate Supporting
Documentation
The Following items were noted regarding the lack of adequate support for business expenses:
  *Currently the Company pays the monthly bills for credit cards used by the CEO and other employees without requiring detailed receipts supporting the validity of the expense as a business expense.
  *There appears to be personal use of rental properties
   without fair value reimbursement to the companies.
  *Employees are currently being paid for travel expenses without providing supporting receipts and expense reimbursement forms to the accounting department.
  *Related parties were paid for legal services without
   supporting invoices.
This report is intended solely for the information and use of the Board of Directors, management, and others within the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



s/Anderson ZurMuehlen & Co., P.C.

Helena, Montana
March 2, 2005




(EXHIBIT 2c)
March 19, 2005 Letter from Anderson ZurMuehlen & Co., P.C.
follow up to March 2, 2005 conversation

[ANDERSON ZURMUEHLEN & CO., P.C. LETTERHEAD]
AZ & COMPANY [LOGO]
DISCOVERY BLOCK
828 GREAT NORTHERN BOULEVARD
P.O. BOX 1040  HELENA, MT   59624-1040

March 19, 2005

Mr. Paul McCann
TSI, Inc.
Diversified Realty, Inc.
110 2nd Street South
Great Falls, MT   59405

Dear Mr. McCann;

This letter is a follow-up to the phone conversation we had with you and Dawn Mellinger on March 2, 2005.
In our conversation we discussed our decision to issue a disclaimer of opinion on the December 31, 2004 financial statements for both Diversified Realty, Inc.
and TSI, Inc. (the Companies). Our decision to issue a disclaimer of opinion is based on the following items discovered during the 2004 audit:

  *Lack of Board of Directors involvement and oversight
   of the Companies,
  *Lack of internal controls regarding cash disbursements,
   and
  *Lack of supporting documentation for business expenses reimbursed to employees.

It is our intention to resign as the Companies' indepen-dent auditors immediately after the December 31, 2004
10KSBs are filed. It is our understanding that the SEC will not accept a 10KSB filed with a disclaimer of opinion audit report. We are not certain of what steps the SEC will take when the 10KSBs are filed.

We advise you to begin looking for new auditors to meet the filing deadline for the first quarter 10QSBs. We also recommend that you be diligent about working with the SEC to take the companies private before SOX 404 becomes effective for the company for all filings made on December 31, 2006.

Sincerely,

AZ & Company


s/Donald W. Laine
Donald W. Laine, Shareholder

DWL/eam

cc:  Audit File

(EXHIBIT 2d)
April 22, 2005 Resignation letter from Anderson
ZurMuehlen & Co., P.C.

[ANDERSON ZURMUEHLEN & CO., P.C. LETTERHEAD]
AZ & COMPANY [LOGO]
DISCOVERY BLOCK
828 GREAT NORTHERN BOULEVARD
P.O. BOX 1040  HELENA, MT   59624-1040

April 22, 2005

Ms. Dawn Mellinger
Chief Financial Officer
Diversified Realty, Inc.
110 2nd Street South
Great Falls, MT   59403

Dear Ms. Mellinger:

This is to confirm that the client-auditor relationship between Diversified Realty, Inc.
(Commission File Number 0-2864) and Anderson
ZurMuehlen & Co., P.C., independent registerd public accounting firm, has ceased as of and for all reporting dates subsequent to December
31, 2004.

Before submission of any SEC filings for 2003 or 2004, you must obtain our consent for any reports to which we are associated.

Sincerely,



s/Anderson ZurMuehlen & Co., P.C.
Anderson ZurMuehlen & Co., P.C.

cc:   Office of the Chief Accountant
      PCAOB Letter File
      Securities and Exchange Commission
      Mail Stop 9-5
      450 Fifth Street, N.W.
      Washington, D.C.  20549